UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: May 2009
Commission File Number: 000-50393
BELLUS Health Inc.
275 Armand-Frappier Boulevard
Laval, Québec
  H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

The Management Proxy Circular, dated April 24, 2009, of BELLUS Health Inc. (formerly Neurochem Inc., the “Registrant”) for the Annual Meeting of Shareholders to be held on June 4, 2009, submitted by the Registrant with this report on Form 6-K is hereby incorporated by reference into, and as an exhibit to, the Registrant’s registration statement on Form F-10 (SEC Reg. No. 333-142770).

Exhibits Index
SIGNATURES
EX-99.1
EX-99.2
EX-99.3
ex-99.4

Exhibits Index

99.1	Annual Report 2008.

99.2	Notice and Management Proxy Circular, dated April 24, 2009, for the Annual Meeting of Shareholders to be held on June 4, 2009.

99.3	Form of Proxy — Annual Meeting to be held on June 4, 2009.

99.4	Voting Instruction Form — Annual Meeting to be held on June 4, 2009.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

May 8, 2009	BELLUS HEALTH INC.
	By:	/s/ David Skinner
David Skinner
Vice President, General Counsel and Corporate Secretary